11023073

ES
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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50190

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2010 (MM/DD/YY) AND ENDING 06/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Financial Group, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Old Country RD/Ste 104
(No. and Street)

Garden City	New York	11530
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee DeLorenzo (516) 222-0021
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wagner & Zwerman LLP
(Name – *if individual, state last, first, middle name*)

450 Wireless Blvd.	Hauppauge	New York	11788
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

mr

OATH OR AFFIRMATION

I, Lee DeLorenzo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Financial Group, Ltd., as of 6/30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

TAMEKA WHITE
Notary Public, State of New York
No 01WH6179686
Qualified in Queens County
Commission Exp. 24 Day of 12 2011

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED FINANCIAL GROUP, LTD.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

JUNE 30, 2011

UNITED FINANCIAL GROUP, LTD.

TABLE OF CONTENTS

JUNE 30, 2011

WAGNER & ZWERMAN LLP
Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
United Financial Group, Ltd.
Garden City, NY

We have audited the accompanying statement of financial condition of United Financial Group, Ltd. as of June 30, 2011 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Financial Group, Ltd. at June 30, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
August 22, 2011

UNITED FINANCIAL GROUP, LTD.
STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2011

ASSETS

Cash in bank		$102,794
Commissions receivable		21,325
Prepaid expenses		10,768
Furniture and office equipment	$26,553	
Less accumulated depreciation	(25,746)	
Total furniture and office equipment		807
TOTAL ASSETS		$135,694

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses		$23,727
Due to related party		5,827
		29,554
STOCKHOLDER'S EQUITY		
Common stock-200 shares of no par value authorized, issued and outstanding	$1,000	
Additional paid-in capital	25,000	
Retained earnings	80,140	
Total stockholder's equity		106,140
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$135,694

The accompanying notes are an integral
part of these financial statements

UNITED FINANCIAL GROUP, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2011

Revenue	
Commissions	$482,621
Dividends and interest	116
Total revenue	482,737
Expenses	
Employee compensation and benefits	288,096
Administrative expenses per expense sharing agreement	74,177
Insurance	15,313
Professional fees	26,559
Consultants	75,360
Education, licenses and dues	4,765
Printing and office expenses	4,529
Depreciation	440
Other expenses	8,213
Total expenses	497,452
Net (loss) from operations before income taxes	(14,715)
Provision for income taxes	251
Net (loss)	($14,966)

The accompanying notes are an integral
part of these financial statements

UNITED FINANCIAL GROUP, LTD.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2011

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance 7/1/10	$1,000	$25,000	$95,106	$121,106
Net (loss)	0	0	(14,966)	(14,966)
Balance 6/30/11	$1,000	$25,000	$80,140	$106,140

The accompanying notes are an integral part of these financial statements

UNITED FINANCIAL GROUP, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2011

CASH FLOW FROM OPERATING ACTIVITIES	
Net (loss)	($14,966)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:	
Depreciation	440
Changes in assets and liabilities:	
(Increase) in commissions receivable	(1,835)
Decrease in prepaid expenses	4,420
(Decrease) in accounts payable and accrued expenses	(5,858)
Net cash (used in) operating activities	(17,799)
CASH FLOW FROM FINANCING ACTIVITIES	
Increase in due to related party	354
Net cash provided by financing activities	354
Net (decrease) in cash	(17,445)
Beginning cash balance	120,239
Ending cash balance	$102,794

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Income taxes paid	$0

The accompanying notes are an integral
part of these financial statements

UNITED FINANCIAL GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2011

NOTE 1: ORGANIZATION

United Financial Group, Ltd. ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was founded in August of 1981. It provides individual investors a full-service network for the execution and clearance of trades (mutual funds only), and financial advice. The Company does not directly exchange or handle any securities. In addition, the Company is a licensed insurance brokerage, and sells various health, life, disability and annuity policies. The Company's office is located in Garden City, N.Y. and most of the Company's clients are located in the New York metropolitan area.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of the major accounting policies is presented to assist the reader in evaluating the financial statements and other data contained herein.

BASIS OF ACCOUNTING

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

COMMISSIONS RECEIVABLE

Commissions receivable are comprised of brokerage commissions from mutual funds totaling 12% of total receivables, and insurance commissions which account for the remaining 88% of receivables.

INCOME TAXES

United Financial Group, Ltd. files a federal income tax return and the appropriate state income tax returns. Income tax liabilities and expenses are included herein.

UNITED FINANCIAL GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2011

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Maintenance and repairs are charged to expenses as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

Property and equipment are depreciated using both straight line and accelerated methods over lives prescribed by federal tax law and regulations. These lives do not materially differ from lives prescribed by generally accepted accounting principles.

SECURITY TRANSACTIONS AND COMMISSIONS INCOME

Pursuant to SEC rule 15c3-3, mutual fund and unit investment trust transactions are recorded on a trade date basis. Commission income and related clearing expenses are recorded on a trade date basis.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that the Company uses.

UNITED FINANCIAL GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2011

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (Continued)

VARIABLE INTEREST ENTITIES

The Company accounts for variable interest entities as required by the Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 810, *Consolidation of Variable Interest Entities (VIE)*. A variable interest entity is a legal entity, other than an individual, used for business purposes that either (a) has equity investors that do not provide sufficient financial resources for the entity to support its activities, or (b) has equity investors that lack certain characteristics of controlling interest.

Prior to this requirement, consolidation was generally only required for companies holding a majority voting interest. This standard changes that by requiring a variable interest entity be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities, or is entitled to receive a majority of the entity's residual returns or both. This standard also requires disclosures about variable interest entities that a company is not required to consolidate but in which it has a significant variable interest.

Management has tested for potential variable interest entities and has determined that none of its related or non-related entities qualify as requiring consolidation or additional disclosure.

SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred through August 22, 2011 which is the date the financials were available to be issued, for possible disclosure and recognition in the financial statements.

NOTE 3: UNINSURED CASH BALANCES

The Company maintains cash balances with high quality financial institutions and may periodically exceed the federally insured limits. Checking and savings accounts are insured up to $250,000 per institution by the Federal Deposit Insurance Corporation (FDIC) under the FDIC's general deposit insurance rules. Amounts in excess of FDIC limits were $ -0- at June 30, 2011.

UNITED FINANCIAL GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2011

CONTINUED

NOTE 4: INCOME TAXES

No provision for Federal income taxes has been made because the Company sustained a loss in the current year. However, the Company is required to remit certain other minimum income and/or franchise tax to New York State. The calculation of this tax may be based on the Company's capital or alternative tax rather than on income. A provision for this tax is included in the financial statements.

The tax effects of significant temporary differences represented by deferred tax assets at June 30, 2011 are as follows:

Net deferred tax assets before valuation allowance	$ 13,200
Less – valuation allowance	(13,200)
Net deferred tax asset	$ 0

Deferred tax assets result from Federal and state net operating loss carry forwards and certain liabilities that are recorded for book purposes that are not deductible until they are paid. The Company has recorded a 100% valuation allowance because management feels that it is more likely than not that the Company will not realize the tax benefits associated with the Company's net operating loss carry-forwards.

As of June 30, 2011, the Company has net operating loss carry-forwards for Federal income tax reporting purposes amounting to approximately $33,000 expiring in various years through December 31, 2030, and $31,000 for state purposes expiring in various years through December 31, 2030.

NOTE 5: COMMITMENTS

The Company maintains offices at 666 Old Country Road, Garden City, N.Y. The lessee of the premises is United Asset Strategies, Inc., a related corporation. The premises are provided to the Company under an expense sharing agreement (see Note 9).

UNITED FINANCIAL GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2011

CONTINUED

NOTE 6: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. At June 30, 2011 the Company had net capital of $73,240, which was $68,240 in excess of its required net capital of $5,000. The Company's net capital ratio was .40 to 1.

NOTE 7: PROFIT SHARING AND 401-K RETIREMENT PLAN

The Company maintains a defined contribution profit sharing plan, covering employees that meet certain requirements of the plan. The plan provides for annual discretionary contributions by the Company. For the year ended June 30, 2011 the Company's contribution was $12,174, net of forfeitures.

The Company maintains a 401-k Retirement Plan, covering employees that meet certain requirements of the plan. The plan allows each employee to make contributions up to the Internal Revenue Code's annual limitations. In addition, the plan provides for annual matching contributions by the Company of an amount up to 50% of eligible employees' contributions. For the year ended June 30, 2011 the Company's matching contribution was $4,089.

NOTE 8: RECONCILIATION OF FINANCIAL STATEMENTS HEREIN TO FOCUS REPORTS (FORM X-17a-5 Part II c FILING)

No material differences exist between the amounts used in the computation of net capital (per Uniform Net Capital Rule 15c3-1) and the Company's previously filed unaudited quarterly Focus reports.

UNITED FINANCIAL GROUP, LTD.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2011

CONTINUED

NOTE 9: RELATED PARTY TRANSACTIONS

On July 1, 2000, United Asset Strategies, Inc. ("UASI") and the Company entered into an expense sharing agreement. The agreement was modified on July 1, 2010. The principal stockholder of the Company owns 100% of UASI. UASI pays various administrative expenses and the Company reimburses UASI on a regular basis.

Total reimbursed expense for the year ended June 30, 2011 was $74,177. It consisted of the following:

Employee compensation and benefits	$ 52,529
Office, telephone and postage expenses	12,046
Occupancy	9,459
General liability insurance	143
Total reimbursed expense	$ 74,177

Pursuant to the above agreement the Company owed UASI $ 5,827 at June 30, 2011.

NOTE 10: FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments include cash and cash equivalents, deposits, accounts receivable and accounts payable. The carrying amounts of these financial instruments approximates their fair value.

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
United Financial Group, Ltd.
Garden City, N.Y.

We have audited the accompanying financial statements of United Financial Group, Ltd. as of and for the year ended June 30, 2011 and have issued our report thereon dated August 22, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 13 through 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
August 22, 2011

UNITED FINANCIAL GROUP, LTD.
SUPPLEMENTAL INFORMATION
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2011

Credits		
Shareholder's equity		$106,140
Debits		
Non-allowable assets		
Commissions receivable	$21,325	
Other assets	10,768	
Furniture and office equipment (net)	807	
		(32,900)
Net capital		$ 73,240
Minimum net capital required		$ 5,000
Aggregate indebtedness:		
Accounts payable and accrued expenses	$ 23,727	
Due to affiliate	5,827	
Total aggregate indebtedness		$ 29,554
Excess net capital at 1500%		$ 71,272
Excess net capital at 1000%		$ 70,285
Ratio: aggregate indebtedness to net capital		.40 to 1

There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of June 30, 2011.

The accompanying notes are an integral part of these financial statements

UNITED FINANCIAL GROUP, LTD.
SUPPLEMENTAL INFORMATION
COMPUTATION FOR DETERMINATION OF THE
RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF JUNE 30, 2011

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA

450 Wireless Boulevard, Hauppauge, NY 11788
(631) 777-1000 Fax (631) 777-1008
Email: staff@wzcpafirm.com

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5(g)(1)

To the Board of Directors of
United Financial Group, Ltd.
Garden City, NY

In planning and performing our audit of the financial statements of United Financial Group, Ltd. (the Company) as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

WAGNER & ZWERMAN LLP

Certified Public Accountants

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

WAGNER & ZWERMAN LLP
Certified Public Accountants

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
August 22, 2011